Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

April 27, 2010

Item 3.	News Release

The Company’s news release dated April 27, 2010, was disseminated by Marketwire, Incorporated on April 27, 2010.

Item 4.	Summary of Material Change

The Company announced that its gold production in Q3 2010 increased by 3,274 ounces or 31% over Q2 2010. As a result of this production increase, together with reductions in operating costs, cash costs were reduced to US$637 per ounce on a by-product basis, down 33.6% from US$960 per ounce in Q2 2010.

Gross margin from the sale of gold in Q3 2010 amounted to $4.7 million.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated April 27, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Joao Manuel
Joao Manuel
President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Highlights Financial and Operating Performance

Vancouver, BC – April 27, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its gold production in Q3 2010 increased by 3,274 ounces or 31% over Q2 2010. As a result of this production increase, together with reductions in operating costs, cash costs were reduced to US$637 per ounce on a byproduct basis, down 33.6% from US$960 per ounce in Q2 2010. Gross margin from the sale of gold in Q3 2010 amounted to $4.7 million.

Similarly, in line with the above performance, administrative and other expenses for the nine months ended February 2010 were reduced by US$3.6 million or 26% to US$10.3 million compared to US$13.9 million for the nine months ended February 2009.

The Company is also pleased to announce that it has poured approximately 6,500 ounces of gold during the initial four pours of the current month of April and, as a result, is targeting cash costs in the mid-US$500 per ounce range for the month.

In addition to the recurrent gold production process operation and for the second phase of the Company’s heap leach project, Petaquilla initiated the construction of an on-site test facility to determine the recoverability of the different ore types and particle sizes for the planned heap leach operation expected to commence during the first calendar quarter of 2011. The Company anticipates the heap leach operation will generate an additional 50,000 ounces of gold annually.

Simultaneously, the Company advanced its exploration work at its 100% Oro del Norte concession, moving from initial superficial rock chipping and sampling activities, as disclosed in the Company’s news release of December 14, 2009, to a trenching and drilling program with a professional crew working onsite since early March. The Company will provide regular updates on the respective results.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.